4775 M.L. King Jr. Pkwy Beaumont, TX 77704-1792 (409) 838-0441 Fax: (409) 838-1066	6410 Long Dr. Houston, TX 77087 (713) 644-8182 Fax: (713) 644-7805

November 15, 2013

Mr. Brian Cascio, Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, DC 20549

Re: American Electric Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 28, 2013

File No. 000-24575

Dear Mr. Cascio:

This letter sets forth the response of American Electric Technologies, Inc. (the “Company”) to the comment letter, dated November 7, 2013, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s response to the Staff’s initial comment letter dated October 18, 2013 concerning to the Company’s Form 10-K for the fiscal year ended December 31, 2012.

To facilitate your review, each of the Staff’s comments, followed by the Company’s response, are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreign Joint Ventures, page 15

1. We note your response to our prior comment 2 but it continues to be unclear to us how you considered providing separate full equity method investee financial statements for BOMAY given that income from that investment was material to the company’s results and therefore would likely be material to an investor’s understanding of the underlying reasons for the company’s results. Please further explain to us why you do not believe that separate financial statements of BOMAY would be meaningful to an investor’s understanding of your operating results.

Response 1. As set forth in response to comment 2 below, Registrant will be providing in future filings a more robust discussion and analysis of the operating results of each of our significant foreign joint ventures. At this time, Registrant believes only BOMAY should be considered a significant foreign joint venture. Registrant believes that such additional disclosure, along with the disclosure it will make in accordance with the requirements of Regulation S-X, will provide investors with more useful and meaningful information of the underlying reasons for the Registrant’s financial results than would be provided by full financial statements for its equity method investees. It has been a long-standing policy of the Commission to reduce and simplify certain disclosure requirements for smaller companies, such as the Registrant, including the scaled financial statement accommodations available for smaller companies. Registrant respectfully requests the Staff to respect the Commission’s determination that the Registrant, as a smaller reporting company, is not required to provide separate full equity method investee financial statements.

2. In future filings, given the significant contribution of the foreign joint ventures—especially BOMAY—to your results, please provide a robust discussion of the operating results of each of your significant foreign joint ventures in each period. For example, explain the underlying reasons for the significant increase in BOMAY’s gross sales, gross profit and net income in fiscal 2012 compared to the prior year.

Response 2. The Company will include a more robust discussion of the operating results of BOMAY and any other foreign joint ventures in its future filings, if they become significant, including an analysis of reasons for material changes in the line items.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K for the fiscal year ended December 31, 2012; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response, please call me at (713) 644-8182.

Sincerely,

/s/ Andrew L. Puhala

Senior Vice President and Chief Financial Officer